

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 2, 2010

via U.S. mail and facsimile

Kerry J. Chauvin, CEO
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, Louisiana 70363

   RE: Gulf Island Fabrication, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 8, 2010
      Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,
      June 30, 2010, and September 30, 2010
      File No. 1-34279

Dear Mr. Chauvin:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief